Deutsche Bank 2017 Metals & Mining conference

Released : 13.09.2017 13:19

RNS Number : 6572Q
Rio Tinto PLC
13 September 2017

Notice to LSE

Deutsche Bank 2017 Metals & Mining conference

13 September 2017

Rio Tinto Energy & Minerals chief executive Bold Baatar is presenting at the Deutsche Bank Metals & Mining conference in London today.

The presentation material is available at www.riotinto.com/presentations.

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

Media Relations
Illtud Harri
T +44 20 7781 1152
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

David Luff
T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom	Investor Relations, Australia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556

Rio Tinto plc	Rio Tinto Limited
6 St James's Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404

This information is provided by RNS
The company news service from the London Stock Exchange

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